THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

ompany Registration No. 163
. 66(0) 2591-0705, 2591-0706

November 8, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 061/2004**
  Subject: Notification of the resolutions of the Board of Directors' Meeting No. 5/2004
  Date: November 8, 2004
- **Stock Exchange of Thailand Filing, SSA-CP 520/2004**
  Subject: Submission of the Reviewed Financial Statements for the Third Quarter of Year 2004
  Date: November 8, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 8, 2004

Ref No. SSA 520/2004

8 November 2004

Subject: Submission of the Reviewed Financial Statements for the Third Quarter of Year 2004

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Third Quarter Year 2004 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the Third Quarter Year 2004 – English Language Version
(3) Management Discussion and Analysis for the Third Quarter Year 2004

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the third quarter, ending September 30, 2004 and for the same period in 2003 together with an explanation of changes in operating results.

Since Q2/2004, the Company has changed its accounting method used for the recognition of CSL's results to Equity method. As the Company did not readjust the financial results of the comparative periods in the previous year, therefore there was a significant variance especially in revenue and expenses when compared the result in the consolidated income statement of Q3/2004 and nine-month period 2004 to those for the same periods in the previous year.

The Company reported consolidated revenue for the third quarter of 2004 of Baht 1,162 million and consolidated net profit for the third quarter of 2004 of Baht 96 million. The Company reported consolidated revenue for the first nine month of 2004 of Baht 3,956 million and consolidated net profit for the first nine months of 2004 of Baht 535 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the third quarter of 2004 amounted to Baht 1,162 million, a decrease of Baht 352 million, or 23.3% over the same quarter of 2003 (Baht 1,514 million). Consolidated revenue for the first nine months period of this year was Baht 3,956 million, a decrease of Baht 489 or 11.0% over the same period in 2003 (Baht 4,445 million). This was due to:

   - the exclusion of revenue from CS Loxinfo PLC (CSL) as a result of the use of Equity method to recognizing performance of CSL, after the Company lower its ownership to 40.02% following CSL's IPO in April 2004. Since then, CSL became our associated company instead of subsidiary company as in the past and its net results of Baht 43 million for the third quarter of 2004 were recognized as a "Share of net results from investment-equity method". Revenue from the Internet service business for the third quarter of 2004 amounted to Baht 18 million a decrease of Baht 300 million or 94.4%

over the third quarter of the year 2003 (Baht 318 million). The revenue for the first nine months was Baht 392 million a decrease of Baht 445 million or 53.2% over the same period in 2003 (Baht 837 million);

- the end of transponder service agreements with the Department of Space (DOS) in 2003 and the mandatory termination of transponder service agreement with one client who face a financial trouble offset by an increase in revenue from IPSTAR soft lunch sales and service, including both IPSTAR first generation gateway services and the sales of IPSTAR user terminals (UT) due to the concentration on IPSATR marketing activities and the installation of all seven IPSTAR first generation gateways led to an increase in the sales of UTs. Revenue from the transponder service business for the third quarter of 2004 amounted to Baht 691 million, a decrease of Baht 104 million or 13.1% over the third quarter of 2003 (Baht 795 million). The revenue for the first nine months was Baht 2,160 million, a decrease of Baht 327 million or 13.2% over the same period in 2003 (Baht 2,487 million);

- a gradually increase in subscribers of Camshin and LTC especially for Mobile Prepaid services as well as the per minute usage of subscribers. Revenue from telephone services for the third quarter of 2004 amounted to Baht 393 million, an increase of Baht 57 million or 16.9% over the third quarter of 2003 (Baht 336 million). The revenue for the first nine months was Baht 1,103 million, increased by Baht 104 million or 10.5% over the same period in 2003 (Baht 999 million);

- The Company's consolidated other income for the third quarter of 2004 amounted to Baht 17 million, an increase of Baht 11 million from Baht 6 million in the third quarter of 2003. Consolidated other income for the first nine months of 2004 were Baht 175 million, an increase of Baht 149 from Baht 26 million in the same period the previous year.

2. The Company's consolidated expenses for the third quarter of 2004 amounted to Baht 993 million, a decrease of Baht 196 million or 16.5% over the third quarter of 2003 (Baht 1,189 million). Consolidated expenses for the first nine months of 2004 were Baht 3,117 million, a decrease of Baht 147 million or 4.5% over the same period the previous year (Baht 3,264 million). This was due to:

   - Cost of sales and service for the third quarter of 2004 amounted to Baht 714 million, a decrease of Baht 204 million or 22.3% over the third quarter of 2003 (Baht 918 million). Cost of sales and service for the first nine months was Baht 2,344 million, a decrease of Baht 196 million or 7.7% over the same period in 2003 (Baht 2,540 million) This was attributable to;

     - a decrease in the cost associated with transponder business. This was due to a decrease in the concession fee in accordance with lower transponder service revenue partially offset by an increase in cost of sales of IPSTAR user terminals increased due to an increase in sales and the depreciation of the IPSTAR gateways;

     - a decrease in the cost associated with Internet business due to the exclusion of CSL's costs after the implication of equity method as described above.;

     - an increase in the cost associated with the telephone business caused by an increase in amortization of telecommunications equipment cost as a result of the expansion of telecom networks as well as an increase in revenue sharing cost and specific tax payable from Camshin which were in accordance with an

increase in Camshin's revenue. The specific tax has been effective since January 2004.

- an increase in marketing expenses due to the participation in ICT Expo and Communic Asia to promote IPSTAR technology as well as an increase in doubtful expense offset by the exclusion of CSL's SG&A in the consolidated SG&A, but recognizing it using the equity method. Selling and administrative expenses in the third quarter 2004 was Baht 273 million, an increase of Baht 2 million or 0.7%, compared with Baht 271 million in the third quarter of 2003. Selling and administrative expenses for the first nine months was Baht 743 million, an increase of Baht 18 million or 2.5% over the same period in 2003 (Baht 725 million);
- The Company's consolidated loss on foreign exchange for the third quarter of 2004 amounted to Baht 6 million compared to the gain amounted to Baht 58 million for the same period last year. Consolidated loss on foreign exchange for the first nine months of 2004 was Baht 30 million, while it gained Baht 97 million, for the first nine months of 2003.

3. The Company's consolidated interest expense for the third quarter 2004 amounted to Baht 31 million, an increase of Baht 3 million or 11.6% over the same period in 2003 (Baht 28 million) and consolidated interest expense for the first nine months period of 2004 amounted to Baht 95 million, a decrease of Baht 2 million or 2.0% over the same period in 2003 (Baht 97 million).

4. The Company's consolidated Income Tax for the third quarter 2004 amounted to Baht 41 million, a decrease of Baht 33 million over the same period last year (Baht 74 million) and consolidated Income tax for the first nine months period of 2004 amounted to Baht 177 million, a decrease of Baht 53 million over the same period in 2003 (Baht 230 million). This was in accordance with a drop in our profit.

Summary Translation Letter
To the Stock Exchange of Thailand
November 8, 2004

Ref No. SSA-CP061/2547

8th November 2004

Subject: Notification of the resolutions of the Board of Directors' Meeting No.5/2004

To: President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to notify the Stock Exchange of Thailand ("SET") that the Company's Board of Directors at its meeting no.5/2004 on November 8, 2004 passed the following resolutions:

1. adopting the Minutes of the Board of Directors' meeting no.4/2004 held on August 13, 2004;

2. appointing Ms.Chirapa Chitraswang as a director to replace Mr.Rianchai Reowilaisuk who had resigned from his position;

3. acknowledging the conclusion of the lease contract between the Company and Pramaisuree Property Company Limited which was a connected transaction and required to be disclosed by the Company to the SET, the details of which appeared below:

   - Parties Involved and Relationship with Listed Company
     a. Parties Involved
        Lessee: Shin Satellite Public Company Limited
        Lessor: Pramaisuree Property Company Limited
     b. Relationship with Listed Company
        The Shinawatra Family holds all the shares in Pramaisuree Property Company Limited and also holds majority shares (47.24%) in Shin Corporation Public Company Limited ("SHIN") which is a major shareholder of Shin Satellite Public Company Limited (51.42%)

   - General Characteristics of the Trasaction
     The Company entered into a contract to take on the lease of Thaicom Teleport and DTH Center located in Ladlumkaew District, Patumthani Province for use as Thaicom Ground System Service under the following terms and conditions

   - Rent

a.	the rent for the building	141,750 Baht/Month
b.	the rent for equipment and facilities	519,750 Baht/Month

   - Term
     1 December 2003- 30 November 2006 (3 years)

   - Value of the Transaction
     The total value of the transaction for the period of 3 years is approximately 23,814,000 Baht which is within the range recommended by the independent appraiser engaged by the Company for this transaction.

The said connected transaction is considered as the lease of immovable property for a term not exceeding 3 years, the total value of which is between 0.03% and 3% of the value of the Company's net tangible assets according to the financial statements for Q3/2004 and the Company is required to disclose this transaction to the SET.

Overview

Consolidated sales and service income was Baht 1,102 million in Q3/2004. This comprised revenue of Baht 691 million from transponder services, revenue from Internet services of Baht 18 million and revenue of Baht 393 million from the telephone business.

Sales and service income was 1,102 MBt in Q3/03

SATTEL's net profit was Baht 96 million for Q3/2004 and Baht 535 million for the first nine months of 2004. As a result of discontinuing a service agreement with an Indian customer – the Department of Space:DOS) at the end of 2003, revenue from the transponder leasing business this year was rather stable. However, the Company believes there is still demand for broadcasting and the Internet. The Company experienced a loss of baht 6 million on foreign exchange compared to a gain of Baht 58 million in the same period last year.

Business Summary

Transponder leasing and related business

The IPSTAR-1 satellite successfully completed its mechanical qualification checks, called Dynamic Testing in October. Other testing concerned deploying the antennas and solar arrays, assuring mechanical alignment and quality which is called Compact Antenna Range Test: CART). The Company expects the IPSTAR-1 satellite to commence service in early 2005.

In this quarter, SATTEL signed broadband service agreements with Airnet Commercial Australia Limited (Airnet), and BayCity New Zealand Limited (BayCity), a leading Internet Service Provider in Australia and New Zealand, respectively. The service will employ an IPSTAR first generation gateway and a conventional satellite until the IPSTAR-1 satellite is available for service.

Internet Business

The Thailand's Internet business has been growing continuously, especially high speed Internet. CSL serves its customers a variety of Internet packages. This quarter, it launched a new "money back if not satisfied," ADSL service.

In September 2004, Shin Broadband Internet (Thailand) (SBI) launched its new IPTV interactive television channel "My TV Station", Thailand's first broadband television channel, on its website *http://channel.ip-tv.tv* . Viewers using a broadband connection, can see live programs, which can also be rerun later or called up on demand at a more convenient time. In addition, SBI plans to launch its i*theatre service, called "My Theatre" in Q404. This is Thailand's first private theatre that provides movies and Karaoke on demand via a satellite system. The first My Theatre will officially launch in November this year at Ratchaburi province and it is planned to expand to other provinces later.

Telephone Business

LTC and Camshin will launch CDMA fixed and mobile network services in Q404.

Consolidated Operating Results

Since Q2/2004, the Company has changed its accounting method used for the recognition of CSL's results. As the Company did not readjust the financial results of the comparative periods in the previous year, besides Net income, the single line comparison between the result in the consolidated income statement of Q3/2004 and nine-month period 2004 and those for the same periods in the previous year might not provide an accurate comparison.

The table below illustrates the comparison of selected consolidated financial information of the Company for Q3/2004 for the first nine months of 2004 prepared by three consolidation methods.

Table 1: Selected financial information on SATTEL

Unit: (Baht in millions)	Conso CSL		Equity Method		Auditor Report	
	Q3/04	Q3/03	Q3/04	Q3/03	Q3/04	Q3/03
Sales and service income	1,595	1,450	1,102	1,143	1,102	1,450
Cost of sales and services	958	918	714	720	714	918
SG&A expenses	416	271	273	195	273	271
EBIT	222	261	115	228	115	261
EBITDA	589	603	426	534	426	606
Net profit	96	205	96	205	96	205
EPS (Baht)	0.11	0.23	0.11	0.23	0.11	0.23

Unit: (Baht in millions)	Conso CSL		Equity Method		Auditor Report	
	9M/04	9M/03	9M/04	9M/03	9M/04	9M/03
Sales and service income	4,685	4,322	3,310	3,511	3,701	4,322
Cost of sales and services	2,842	2,540	2,119	2,006	2,344	2,540
SG&A expenses	1,031	725	628	522	743	725
EBIT	812	1,058	563	983	614	1,058
EBITDA	1,882	2,009	1,476	1,824	1,573	2,009
Net profit	535	818	535	818	535	818
EPS (Baht)	0.61	0.94	0.61	0.94	0.61	0.94

Revenues from sales and service

Sales and service income as consolidated with the CSL group was Baht 1,595 million for Q3/2004, an increase of Baht 145 million or 10.0% and were Baht 4,685 million for the first nine months of 2004, an increase of Baht 363 million or 8.4%, compared to the same period last year. This was substantially due to recognition of revenue from the directory business following the acquisition of TMC in March 2004 together with an increase in revenue from the Internet business as well as the telephone business.

Sales and service income recording the CSL group's revenue by the equity method was Baht 1,102 million for Q3/2004, a drop of Baht 41 Million or 3.6% and were Baht 3,310 million for the first nine months of 2004, a decrease of Baht 201 million ,or 5.7%, compared to the same period last year. This reflected an increase in revenue from the telephone business generated by LTC and Camshin offset by a drop in revenue from the transponder leasing business.

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin. Revenues from CSL and TMC were not included in consolidated sales and services income from Q2/2004 onwards; however, figures for the first nine months of 2004 include consolidated sales and service income of CSL and TMC for Q1/2004 only.

Sales and service income as per audited financial report for Q3/2004 was Baht 1,102 million, a decrease of Baht 348 million or 24.0% from Baht 1,450 million in Q3/2002. Sales and service income for the first nine months of 2004 was Baht 3,701 million, a decrease of Baht 621 million or 14.4% from Baht 4,322 million in the same period of 2003. This was due to:

Satellite Transponder leasing and Related Services

IPSTAR Revenue increased while transponder leasing revenue dropped from the same period last year

The concentration on IPSTAR marketing activities and the installation of all seven IPSTAR first generation gateways, led to an increase in the sales of UTs. Revenue from IPSTAR soft launch sales and service includes both IPSTAR first generation gateway services and the sales of IPSTAR user terminals (UTs) increased compared to the same period last year. This was offset by a decrease in revenue from transponder services due to the end of transponder service agreements with DOS in 2003 and the mandatory termination of a transponder service agreement with one client who faces a financial trouble.

Revenue from transponder services in Q3/2004 was Baht 691 million, a decrease of Baht 104 million or 13.1% compared to Baht 795 million for the same period last year. For the first nine month of 2004, revenue from transponder services was Baht 2,160 million, a decrease of Baht 327 million or 13.2% from Baht 2,487 million in the same period last year.

Internet Services

Did not include revenue from CSL into consolidated sales and service income

Revenue from the Internet business in this quarter was Baht 18 million, a decrease of Baht 300 million or 94.4% compared to Baht 318 million for Q3/2003 and a decrease of Baht 445 million or 53.2% from Baht 837 million in the first nine months of 2003 to Baht 392 million in the same period this year. This was largely because there was no CSL revenue included in consolidated sales and services income as a result of the use of the equity method to recognize the performance of CSL, after the Company lowered its ownership to 40.02% following CSL's IPO in April 2004.

Telephone Network Services

A gradual increase in subscribers of Camshin and LTC especially for Mobile Prepaid services as well as the per minute usage of subscribers, resulted in the revenues of Camshin and LTC increasing.

Revenue from the telephone network business in Q3/2004 was Baht 393 million, an increase of Baht 57 million or 16.9% compared to Baht 336 million for Q3/2003 and was Baht 1,103 million from the first nine months of 2004, an increase of Baht 104 million or 10.5% from Baht 999 million for the same period last year.

Cost of Sales and service

Cost of sales decreased 22.3% from Q3/03 due to exclusion of cost of CSL

In Q3/2004, the Company reported total costs of Baht 714 million in our audited financial statement, a decrease of Baht 204 million or 22.3% compared to Baht 918 million in Q3/2003. Cost accounted for 64.8% of sales and service income, from 63.3% from the same quarter last year.

Total cost for the 9M/04 was Baht 2,344 million, a decrease of Baht 196 million or 7.7% from baht 2,540 million for the same period last year. Cost accounted for 63.3% of sales and service income rising from 58.8% in 9M/2003.

Satellite Transponder leasing and Related Services

Costs relating to IPSTAR services decreased compared to the same quarter last year. This was due to a decrease in the concession fee in accordance with lower transponder service revenue partially offset by an increase in cost of sales of IPSTAR user terminals, due to an increase in sales and the depreciation of the IPSTAR gateways.

Internet Services

Costs associated with the Internet business sharply decreased this quarter compared to the same period last year. This was mainly because the Company did not include costs from CSL into the consolidated cost of sales and services. This also caused a reduction of our consolidated cost of sales and services in this period.

Telephone Network Services

The Company has been expanding and developing its fixed line and mobile network in Cambodia and Laos. This led to an increase in amortization of telephone network equipment from the previous year. Moreover, Camshin's revenue sharing cost and specific tax payable also increased corresponding to an increase in Camshin's revenue. The specific tax has been effective since January 2004.

Selling and Administrative Expenses

SG&A increased 0.7% from marketing expenses and higher doubtful

SG&A reported in audited financial statement of Q3/2004 was Baht 273 million, an increase of Baht 2 million, or 0.7% compared to Baht 271 million in Q3/2003 and was Baht 743 million for the first nine months of 2004, an increase of Baht 18 million or 2.5% compared to Baht 725 million for the same period last year. Marketing expenses increased this quarter due to the participation in ICT Expo and Communic Asia to promote IPSTAR technology as well as an increase in doubtful expense. This was offset by the exclusion of CSL's SG&A in the consolidated SG&A, but recognizing it using the equity method.

Including CSL group's SG&A to the consolidated SG&A increased SG&A for Q3/2004 to Baht 416 million, up Baht 145 million or 53.3%. This was because of the recognition of expenses of TMC following the acquisition in March 2004.

Interest Expense

Reported interest expense was Baht 31 million in Q3/2004, an increase of Baht 3 million or 11.6% compared to Baht 28 million for the same period in 2003 and was Baht 95 million in 9M/2004, a decrease of Baht 2 million or 2.0% from Baht 97 million for 9M/2003.

Loss on Exchange rate

The Company has a policy to manage its foreign exchange exposure by using an appropriate financial instrument coupled with the benefit of a natural hedge (90% of our revenue is in foreign currency) to mitigate the exposure of the non-hedged portion.

The Company reported a loss of Baht 6 million from foreign exchange in Q3/2004, in contrast to a gain of Baht 58 million in the same period the previous year. This was due to the Baht depreciating in the three- month period of Q3/2004 while it appreciated during the same period last year.

Share of net results from investment – equity method

Recognized performance of CSL by using equity method

The change in status of CSL from subsidiary to associate since Q2/2004 was reflected in an increase in the share of net results from investment in Q3/2004, compared to the same period last year. The share of net results from investment reported in our financial statement was Baht 43 million in Q3/2004, up from Baht 0.20 million for Q3/2003.

Income Tax Expense

Reflecting a drop in our profit, reported income tax expense was Baht 41 million in this quarter, a decrease of Baht 33 million or 44.9%, from Baht 74 million in Q3/2003 and was Baht 177 million for 9M/2004, a decrease of Baht 53 million or 22.9% from Baht 230 million for 9M/2003. The effective tax rate of nine-month period was 23.8%.

Financial Position

At the end of Q3/2004, the Company reported total assets of Baht 27,215 million, increased from the end of 2003 by Baht 2,099 million or 8.4%. Investment in the IPSTAR project and the expansion of telephone network in Cambodia and Laos accounted for this increase. In this quarter, the Company presents CSL's net assets as an investment in an associate because of the change in the recognition method of CSL following its IPO, as described above.

Table 2: SATTEL's Asset Components

Asset	September 30, 2004 (Conso CSL)		September 30,2004 (Auditor Report)		December 31, 2003 (Auditor Report)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	4,294	15.8	2,697	9.9	2,671	10.6
PP&E Net	19,401	71.3	19,109	70.2	17,104	68.1
Investment in associates	3.2	0.01	727	2.7	2.7	0.01
PP&E under the concession agreement, net	4,204	15.4	4,112	15.1	4,771	19.0

At the end of Q3/2004, the Company had a current ratio of 0.47 times, down from 0.57 at the end of 2003. This was because of an increase of long-term loans that will be due within one year, of around Baht 1,261 million. Most of them are for the IPSTAR project.

Since CSL changed its status from subsidiary to associate, the investment in CSL was presented in an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of Q3/2004, the Company's "investment in associate" was Baht 727 million, up from Baht 2.7 million at the end of 2003.

The Company's total net borrowing from financial institutions at the end of Q3/2004 was Baht 16,193 million, an increase of Baht 1,188 million from Baht 15,005 million at the end of 2003. This was substantially accounted for by the IPSTAR project. Shareholders' equity was Baht 8,908 million at the end of this quarter. In Q3/2004, SATTEL's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,384 million because of the exercise to purchase shares under the Employee Stock Option Plan (the ESOP project). The debt to equity ratio at the end of Q3/2004 was 1.82 times.

The Company's cash flow from operations for 9M/2004 was Baht 1,659 million, net cash flow used for investing activities was Baht 2,854 million, mainly for the IPSTAR project, the expansion of the telephone network. Net cash flow from financing was Baht 2,327 million.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2004

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 10
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2004, the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2004 and 2003, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2004 and 2003 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
8 November 2004

Balance Sheets

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September	31 December	30 September	31 December
		2004	2003	2004	2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		481,885	820,123	182,748	241,794
Short-term investment	4	222,019	-	222,019	-
Trade accounts receivable and accrued income, net	5, 13	869,995	923,290	716,671	621,982
Amounts due from related parties	13	13,107	-	19,327	21,493
Short-term loans and advances to related parties	13	-	-	73,987	18,032
Inventories, net		482,681	547,963	433,671	511,687
Foreign currency forward contracts receivable		189,896	-	189,896	-
Other current assets, net	13	437,559	379,510	273,034	212,148
Total current assets		2,697,142	2,670,886	2,111,353	1,627,136
Non-current assets					
Investments - equity method	6	727,054	2,719	1,870,413	1,635,632
Long-term investment - other	7	-	12,507	-	-
Long-term loan to another company		27,661	26,422	27,661	26,422
Property and equipment, net	8	19,109,350	17,104,474	15,647,480	14,105,127
Property and equipment under concession agreements, net	8	4,112,493	4,771,262	4,112,493	4,645,626
Deferred charges, net	8	88,377	98,161	26,507	35,457
Intangible assets, net	8	210,361	248,955	13,190	2,168
Other non-current assets, net	13	242,942	180,600	220,368	131,472
Total non-current assets		24,518,238	22,445,100	21,918,112	20,581,904
Total assets		27,215,380	25,115,986	24,029,465	22,209,040

Director____________________ Director____________________

Date ____________________

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

Balance Sheets (Continued)

	Notes	Consolidated Unaudited 30 September 2004 Baht '000	Consolidated Audited 31 December 2003 Baht '000	Company Unaudited 30 September 2004 Baht '000	Company Audited 31 December 2003 Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	9	923,000	897,000	830,000	830,000
Trade accounts payable	13	495,177	414,614	189,051	144,524
Accounts payable - property and equipment	13	170,678	231,358	42,003	23,220
Amounts due to related parties	13	10,090	16,133	19,307	23,438
Current portion of long-term borrowings, net	9	2,838,765	1,578,266	2,363,202	1,276,932
Short-term loans from other company	9	-	6,102	-	-
Current portion of foreign currency forward contracts payable		174,093	604,490	174,093	604,490
Unearned income and advances from customers	13	205,507	153,337	146,320	23,962
Accrued concession fee		496,878	236,803	373,666	134,544
Accrued expenses	13	211,106	224,069	169,853	88,564
Other current liabilities		256,296	299,924	71,524	158,561
Total current liabilities		5,781,590	4,662,096	4,379,019	3,308,235
Non-current liabilities					
Foreign currency forward contracts payable, net		-	36,521	-	36,521
Long-term borrowings, net	9	12,447,210	11,888,624	10,613,554	10,159,406
Net liabilities in subsidiaries	6	-	-	126,388	544,939
Other non-current liabilities	13	78,440	85,515	76,784	81,514
Total non-current liabilities		12,525,650	12,010,660	10,816,726	10,822,380
Total liabilities		18,307,240	16,672,756	15,195,745	14,130,615
Shareholders' equity					
Share capital	10				
Authorised share capital - common stock		5,568,472	5,500,000	5,568,472	5,500,000
Issued and paid-up share capital - common stock		4,384,409	4,375,000	4,384,409	4,375,000
Premium on share capital	10	2,198,395	2,190,000	2,198,395	2,190,000
Unrealised cumulative gains on dilution of investment in a subsidiary	6	376,225	-	376,225	-
Cumulative foreign currency translation adjustment		(124,193)	(168,886)	(124,193)	(168,886)
Retained earnings					
Appropriated					
Legal reserve	18	137,089	110,314	137,089	110,314
Unappropriated		1,861,795	1,571,997	1,861,795	1,571,997
Total parent's shareholders' equity		8,833,720	8,078,425	8,833,720	8,078,425
Minority interests		74,420	364,805	-	-
Total shareholder's equity		8,908,140	8,443,230	8,833,720	8,078,425
Total liabilities and shareholders' equity		27,215,380	25,115,986	24,029,465	22,209,040

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2004 and 2003

		Consolidated		Company	
		Unaudited 30 September 2004	Unaudited 30 September 2003	Unaudited 30 September 2004	Unaudited 30 September 2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	13				
Revenues from sales and services		1,101,721	1,449,708	705,629	806,163
Other income		16,652	5,712	22,330	7,002
Gain on foreign exchange		-	57,911	-	51,569
Share of net results from investments- equity method		43,134	204	70,309	82,413
Total revenues		1,161,507	1,513,535	798,268	947,147
EXPENSES	13				
Cost of sales and services		621,297	763,128	403,128	422,135
Concession fee		92,368	154,969	76,638	135,670
Selling and administrative expenses		272,103	270,275	185,675	119,794
Loss on foreign exchange		6,267	-	4,687	-
Directors' remuneration		1,000	821	790	665
Total expenses		993,035	1,189,193	670,918	678,264
Profit before interest expenses and income tax		168,472	324,342	127,350	268,883
Interest expenses		(31,763)	(28,458)	(9,085)	(11,271)
Income tax		(40,528)	(73,595)	(22,151)	(52,285)
Profit before minority interests		96,181	222,289	96,114	205,327
Profit attributable to minority interests, net		(67)	(16,962)	-	-
Net profit for the period		96,114	205,327	96,114	205,327
Basic earnings per share (Baht)	3	0.11	0.23	0.11	0.23
Diluted earnings per share (Baht)	3	0.11	0.23	0.11	0.23

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2004 and 2003

		Consolidated		Company	
		Unaudited 30 September 2004	Unaudited 30 September 2003	Unaudited 30 September 2004	Unaudited 30 September 2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	13				
Revenues from sales and services		3,701,242	4,322,276	2,194,389	2,518,928
Other income		175,047	26,019	183,883	24,000
Gain on foreign exchange		-	96,733	-	92,371
Share of net results from investments-equity method	6	80,034	379	232,414	260,809
Total revenues		3,956,323	4,445,407	2,610,686	2,896,108
EXPENSES	13				
Cost of sales and services		2,019,348	2,090,098	1,206,038	1,141,573
Concession fee		324,621	449,514	272,122	397,273
Selling and administrative expenses		739,771	721,782	426,834	344,159
Loss on foreign exchange		30,414	-	24,417	-
Directors' remuneration		3,103	2,888	2,355	2,415
Total expenses		3,117,257	3,264,282	1,931,766	1,885,420
Profit before interest expenses and income tax		839,066	1,181,125	678,920	1,010,688
Interest expenses	13	(95,396)	(97,309)	(26,780)	(37,154)
Income tax		(177,212)	(229,766)	(116,643)	(155,330)
Profit before minority interests		566,458	854,050	535,497	818,204
Profit attributable to minority interests, net		(30,961)	(35,846)	-	-
Net profit for the period		535,497	818,204	535,497	818,204
Basic earnings per share (Baht)	3	0.61	0.94	0.61	0.94
Diluted earnings per share (Baht)	3	0.61	0.93	0.61	0.93

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the nine-month periods ended 30 September 2004 and 2003

	Notes	Consolidated (Baht '000)							
		Issued and paid - up share capital (Note 10)	Premium on share capital (Note10)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000	2,190,000	-	19,780	56,300	545,723	17,309	7,204,112
Foreign currency translation adjustment		-	-	-	(108,746)	-	-	-	(108,746)
Net profit for the period		-	-	-	-	-	818,204	-	818,204
Increase in legal reserve during the period	18	-	-	-	-	40,911	(40,911)	-	-
Increase in minority interests during the period		-	-	-	-	-	-	285,528	285,528
Closing balance as at 30 September 2003		4,375,000	2,190,000	-	(88,966)	97,211	1,323,016	302,837	8,199,098
Opening balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	364,805	8,443,230
Increase in share capital during the period	10	9,409	8,395	-	--	-	-	-	17,804
Foreign currency translation adjustment		-	-	-	44,693	-	-	-	44,693
Unrealised gains on dilution of investment in a subsidiary	6	-	-	376,225	--	-	-	-	376,225
Net profit for the period		-	-	-	-	-	535,497	-	535,497
Dividend paid during the period	17	-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period	18	-	-	-	-	26,775	(26,775)	-	-
Decrease in minority interests during the period		-	-	-	-	-	-	(290,385)	(290,385)
Closing balance as at 30 September 2004		4,384,409	2,198,395	376,225	(124,193)	137,089	1,861,795	74,420	8,908,140

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2004 and 2003

	Notes	Company (Baht '000) Issued and paid - up share capital (Note 10)	Premium on share capital (Note10)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000	2,190,000	-	19,780	56,300	545,723	-	7,186,803
Foreign currency translation adjustment		-	-	-	(108,746)	-	-	-	(108,746)
Net profit for the period		-	-	-	-	-	818,204	-	818,204
Increase in legal reserve during the period	18	-	-	-	-	40,911	(40,911)	-	-
Closing balance as at 30 September 2003		4,375,000	2,190,000	-	(88,966)	97,211	1,323,016	-	7,896,261
Opening balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	-	8,078,425
Increase in share capital during the period	10	9,409	8,395	-	-	-	-	-	17,804
Foreign currency translation adjustment	6	-	-	-	44,693	-	-	-	44,693
Unrealised gains on dilution of investment in a subsidiary	6	-	-	376,225	-	-	-	-	376,225
Net profit for the period		-	-	-	- -	-	535,497	-	535,497
Dividend paid during the period	17	-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period	18	-	-	-	-	26,775	(26,775)	-	-
Closing balance as at 30 September 2004		4,384,409	2,198,395	376,225	(124,193)	137,089	1,861,795	-	8,833,720

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

D. [signature]

Statements of Cash Flows (Unaudited)

	Notes	Consolidated Unaudited 30 September 2004 Baht '000	Consolidated Unaudited 30 September 2003 Baht '000	Company Unaudited 30 September 2004 Baht '000	Company Unaudited 30 September 2003 Baht '000
Net cash flows from operating activities	11	1,658,758	1,291,896	1,117,478	655,424
Cash flows from investing activities					
Acquisitions of subsidiary and associate, net of cash acquired	12	(441,711)	(217,265)	-	-
Payments for short-term investment		(222,019)	-	(222,019)	-
Payments for long-term investment		(5)	-	-	-
Receipts from short-term investment		-	416	-	420
Receipts from long-term investment		10,000	-	-	-
Receipts from loan to subsidiary and joint venture	13d	108	24,724	15,827	28,772
Loans to subsidiary and associate	13d	(108)	-	(69,210)	-
Loans to other company		-	(5,504)	-	(5,504)
Payments for property and equipment		(2,221,502)	(4,564,877)	(1,601,241)	(4,083,279)
Payments for property and equipment under concession contracts		-	(102)	-	(102)
Payments for intangible assets		(1,966)	-	(1,966)	-
Payments for deferred charges		(14,416)	(34,582)	(7,918)	(13,131)
Dividends received from associate	6 b	37,514	-	-	-
Proceeds from sales of property and equipment		128	2,433	18	481
Net cash payments from investing activities		(2,853,977)	(4,794,757)	(1,886,509)	(4,072,343)
Cash flows from financing activities					
Proceeds from increase in share capital	10	17,804	-	17,804	-
Dividends payments	17	(218,924)	-	(218,924)	-
Proceeds from increase in share capital of a subsidiary	6 e	1,092,542	245,000	-	-
Proceeds from short-term borrowings	9	3,002,122	1,974,644	2,463,122	1,912,645
Proceeds from long-term borrowings, net of financial expenses		1,225,479	6,150,828	932,919	4,995,355
Repayments of short-term borrowings	9	(2,491,820)	(3,741,610)	(2,472,718)	(3,675,611)
Repayments of long-term borrowings	9	(300,584)	(1,103,706)	(12,438)	(16,315)
Net cash receipts from financing activities		2,326,619	3,525,156	709,765	3,216,074

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

For the nine-month periods ended 30 September 2004 and 2003

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September	30 September	30 September	30 September
		2004	2003	2004	2003
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		1,131,400	22,295	(59,266)	(200,845)
Cash and cash equivalents, opening balance		820,123	519,703	241,794	362,388
Cash derecognised on change of status of subsidiary to associate	6e	(1,469,858)	-	-	-
Cash recognised on change of status of associate to joint venture		-	84,789	-	-
Effects of exchange rate changes		220	3,243	220	3,243
Cash and cash equivalents, closing balance		481,885	630,030	182,748	164,786

Supplementary information for cash flows :

Interest paid	227,152	174,896	154,218	90,126
Income tax paid	260,666	154,893	192,843	78,847

Non-cash transactions

Acquisition of property and equipment by debt	250,415	1,122,696	42,276	873,784

The notes to the interim consolidated and company financial statements on pa[illegible] to 3[illegible] are an integral part of these interim financial statements.

SHIN SATELLITE

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional information is presented as required by the Securities and Exchange Commission.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively "the Group".

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003, except for the following matters:

Accounting for profit (loss) on dilution of interest in subsidiaries and associates

On 30 April 2004, the Securities and Exchange Commission of Thailand (SEC) issued a memo regarding the accounting treatment for investments in subsidiaries and associates, following a letter issued by the Institute of Certified Accountants and Auditors of Thailand dated 23 April 2004. This is related to the recognition of the increase in the value of investments in subsidiaries or associates, whose shareholders' equity has increased from a sale of its shares to the public at a price higher than the carrying amount, in shareholders' equity.

During the period ended 30 September 2004, the Company changed its accounting policy for such gains on dilution to book such gains as an unrealised gain on dilution from investment in shareholders' equity, instead of the statement of income in order to comply with the memo. As a change in accounting policy, retrospective adjustment would normally be required; however, in this case there is no impact on the consolidated and company financial statements and consequently no restatement of the comparative financial information is required or has been made.

During the first quarter of 2004, the Group acquired an interest in Teleinfo Media Company Limited; this is recognised as investment in a joint venture and mentioned in Note 12.

In April 2004, CS Loxinfo Public Company Limited ("CSL") increased its share capital by issuance of additional ordinary shares to the public and registered as a listed company on the Stock Exchange of Thailand. This resulted in a decrease in the Group's shareholding in CSL and changed the status of CSL from a subsidiary to an associate of the Group. As a result, the Group has deconsolidated CSL since April 2004 in its consolidated financial statements, which is discussed in Note 6e.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

2 Segment information

Financial information by business segment

For the three-month period ended 30 September 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	707,277	17,931	392,777	342	(16,606)	1,101,721
Share of net results from associate	-	43,134	-	-	-	43,134
Total revenues	707,277	61,065	392,777	342	(16,606)	1,144,855
Segment results	21,511	29,124	103,635	(5,024)	8,841	158,087
Operating profit						158,087

For the three-month period ended 30 September 2003 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	812,218	337,459	336,342	-	(36,311)	1,449,708
Share of net results from associate	-	204	-	-	-	204
Total revenues	812,218	337,663	336,342	-	(36,311)	1,449,912
Segment results	133,258	24,991	105,229	-	(2,759)	260,719
Operating profit						260,719

For the nine-month period ended 30 September 2004 (Baht '000)							
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	2,204,872	398,987	1,103,241	46,728	1,526	(54,112)	3,701,242
Share of net results from associate	-	80,034	-	-	-	-	80,034
Total revenues	2,204,872	479,021	1,103,241	46,728	1,526	(54,112)	3,781,276
Segment results	262,985	106,275	321,521	3,827	(13,067)	12,892	694,433
Operating profit							694,433

For the nine-month period ended 30 September 2003 (Baht '000)							
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	2,537,292	864,031	998,463	-	-	(77,510)	4,322,276
Share of net results from associate	-	379	-	-	-	-	379
Total revenues	2,537,292	864,410	998,463	-	-	(77,510)	4,322,655
Segment results	649,068	48,337	352,642	-	-	8,326	1,058,373
Operating profit							1,058,373

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2004.

Basic and diluted earnings per share are as follows:

For the three-month periods ended 30 September (Consolidated and Company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	96,114	205,327	876,261	875,000	0.11	0.23
The effect of dilutive potential ordinary shares (ESOP grant I, II, III)	-	-	4,879	4,108	-	-
Diluted earnings per share	96,114	205,327	881,140	879,108	0.11	0.23

For the nine-month periods ended 30 September (Consolidated and Company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	535,497	818,204	875,887	875,000	0.61	0.94
The effect of dilutive potential ordinary shares (ESOP grant I, II, III)	-	-	5,841	1,700	-	(0.01)
Diluted earnings per share	535,497	818,204	881,728	876,700	0.61	0.93

As discussed in Note 10 to the interim financial statements, at the ordinary shareholders' meeting of the Company on 22 April 2004, the shareholders passed a resolution to approve an increase in the authorised share capital from 449,900,100 ordinary shares to 899,800,200 ordinary shares by a reduction in par value from Baht 10 each to Baht 5 each. Therefore, the Company has recalculated the earnings per share for the three-month and nine-month periods ended 30 September 2004 and 2003 by considering the new weighted average number of ordinary shares after the amendment to the par value and number of shares.

4 Short-term investment

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Short-term investment comprise:				
Fixed deposit	222,019	-	222,019	-
	222,019	-	222,019	-

As at 30 September 2004, a Baht 222 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Trade accounts receivable				
-Third parties	1,091,203	1,100,493	663,776	512,042
-Related parties (Note 13)	15,091	13,797	40,967	11,012
Accrued income				
-Third parties	162,686	186,123	161,856	183,731
-Related parties (Note 13)	18,391	6,551	20,033	23,443
Total trade accounts receivable and accrued income	1,287,371	1,306,964	886,632	730,228
Less Allowance for doubtful accounts	(417,376)	(383,674)	(169,961)	(108,246)
Total trade accounts receivable and accrued income, net	869,995	923,290	716,671	621,982

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Current	125,730	152,577	86,751	54,200
Overdue less than 3 months	122,912	203,462	92,740	88,946
Overdue 3-6 months	159,286	151,296	95,414	93,828
Overdue 6-12 months	138,796	142,462	117,628	108,991
Overdue over 12 months	544,479	450,696	271,243	166,077
	1,091,203	1,100,493	663,776	512,042
Less Allowance for doubtful accounts - third parties	(417,376)	(383,674)	(169,961)	(108,246)
Total trade accounts receivable - third parties, net	673,827	716,819	493,815	403,796

6 Investments - equity method

a) Investments - equity method as at 30 September 2004 and 31 December 2003 comprise:

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Investments in subsidiaries	-	-	1,870,413	1,635,632
Investments in associates	727,054	2,719	-	-
Total investments	727,054	2,719	1,870,413	1,635,632

b) Movements in investments - equity method for the nine-month period ended 30 September 2004 comprise:

	Consolidated 30 September 2004 Baht '000	Company 30 September 2004 Baht '000
Transactions during the nine-month period ended 30 September 2004		
Opening net book value	2,719	1,635,632
Change in status from a subsidiary to an associate (Note 6e (iv))	305,590	-
Unrealised gains on dilution of investment in a subsidiary (Note 6e (iv))	376,225	-
Share of net results from investments - equity method	80,034	190,088
Dividend receipt	(37,514)	-
Foreign currency translation adjustment	-	44,693
Closing net book value	727,054	1,870,413

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing e-learning and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	In the process of registering its termination with the Ministry of Commerce	Thailand	THB

SHIN SATELLITE

6 **Investments - equity method** (Continued).

c) The nature of investments - equity method (Continued)

Name	Business	Country	Currency
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
iPSTAR Australia Pty Company Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
iPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing television transponder, Internet services and Internet services via satellite	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Service Company Limited	Providing Loxinfo Internet services	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Internet distributor	Thailand	THB
Joint venture of CS Loxinfo Public Company Limited			
Teleinfo Media Company Limited	Publishing and advertising telephone directories under concession of TOT Corporation Public Company Limited	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 30 September 2004, Star Nucleus Company Limited has not yet commenced its business operations.

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 30 September 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Associated company	THB Million					
CS Loxinfo Public Company Limited	625.0	40.02	1,669.10	(904.54)	727.05	37.51

	Consolidated - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Associated company	THB Million					
CS Loxinfo Solutions Company Limited	5.0	45.00	0.05	0.46	2.72	-

SHIN SATELLITE

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method (Continued)

	Company - 30 September 2004 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investment**	**At equity**	**Dividend**
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,440.10	1,709.98	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(45.62)	32.87	-
Spacecode LLC	USD Million 3.0	70.00	118.65	8.91	127.56	-
Star Nucleus Company Limited	-	-	-	-	-	-
Total			467.02	1,403.39	1,870.41	-

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investment**	**At equity**	**Dividend**
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,177.79	1,447.67	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(11.67)	66.82	-
Spacecode LLC	USD Million 3.0	70.00	118.65	2.49	121.14	-
Total			467.02	1,168.61	1,635.63	-

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2004 were as follows:

Subsidiaries

i) **iPSTAR Australia Pty Company Limited**

On 15 January 2004, iPSTAR Company Limited made a payment of AUD 100,000 for the registered share capital of iPSTAR Australia Pty Company Limited, which had been called on 100,000 shares at a par value and price of AUD 1.0 each.

ii) **iPSTAR New Zealand Company Limited**

On 24 February 2004, iPSTAR Company Limited made a payment of NZD 82,000 for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 82,000 shares at a par value and price of NZD 1.0 each.

On 13 April and 26 April 2004, iPSTAR Company Limited made payments of NZD 100,000 and NZD 130,000, respectively for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 100,000 shares and 130,000 shares, respectively at a par value and price of NZD 1.0 each.

On 17 May 2004, iPSTAR Company Limited made a payment of NZD 188,000 for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 188,000 shares at a par value and price of NZD 1.0 each.

iii) **Star Nucleus Company Limited**

On 21 April 2004, the Group established a new subsidiary, Star Nucleus Company Limited, a subsidiary of iPSTAR Company Limited. The total authorised number of ordinary shares of Star Nucleus Company Limited is 50,000 shares with a par value of USD 1.0 each.

At the Board of Directors' meeting of the Company on 13 August 2004, a resolution was passed to approve a change in the shareholder structure of Star Nucleus Company Limited from a subsidiary of iPSTAR Company Limited to a subsidiary of Shin Satellite Public Company Limited.

As at 30 September 2004, Star Nucleus Company Limited had not issued its registered shares and had not yet commenced its normal operations.

Associated companies

iv) **CS Loxinfo Public Company Limited**

At the extraordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") on 27 November 2003, the shareholders passed a resolution to approve an increase in issued ordinary shares, from 50 million to 500 million, by reducing the par value from Baht 10 each to Baht 1 each. The change did not affect the shareholders' interest in CSL. In addition, the shareholders also passed a resolution to approve an increase in registered shares from 500 million ordinary shares at a par value of Baht 1 each to 628,096,300 ordinary shares at a par value of Baht 1 each, by issuing an additional 128,096,300 ordinary shares and allocating 125,000,000 ordinary shares for public sale, and 3,096,300 ordinary shares to support warrants issued to its directors, employees and advisors ("ESOP"). The additional ordinary shares were registered with the Ministry of Commerce on 18 December 2003.

At the extraordinary shareholders' meeting of the Company on 23 February 2004, the shareholders passed a resolution to approve the issue of the above mentioned warrants to CSL's directors, employees and advisors ("ESOP").

SHIN SATELLITE

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2004 were as follows: (Continued)

Associated companies (Continued)

iv) **CS Loxinfo Public Company Limited** (Continued)

On 4 March 2004, CSL acquired ordinary shares of Teleinfo Media Company Limited ("TMC"), which is discussed in note 6 e (v).

On 2 April 2004, CSL registered additional issued and paid-up share capital with the Ministry of Commerce, from 500 million ordinary shares at a par value of Baht 1 each to 625 million ordinary shares at a par value of Baht 1 each. CSL issued the additional 125 million ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 8 April 2004 at the initial offering price of Baht 9 per share. CSL received cash proceeds for the par value of ordinary shares and premium on share capital, net of direct expenses, totaling Baht 125 million and Baht 967.5 million, respectively. This resulted in a decrease in Shin Broadband Internet (Thailand) Company Limited's shareholding in CSL from 50.02% to 40.02%. The Group reassessed its power to control CSL after the dilution and changed CSL's status from a subsidiary to an associate. The Group has deconsolidated CSL since April 2004 and presents the net carrying amounts of investment in CSL as of the date of the change in status of Baht 305.6 million using the equity method in the consolidated financial statements. In addition, the Group has recognised the unrealised gains on the dilution of investment in a subsidiary of Baht 376.2 million as an equity account under shareholders' equity, without effect on the net profit for the nine-month period ended 30 September 2004.

At the Board of Directors' meeting of CSL on 10 May 2004 and the extraordinary shareholders' meeting of CSL on 14 June 2004, resolutions were passed to approve the issuance and allocation of 2,885,900 warrants to purchase ordinary shares to directors, employees and advisors of CSL (ESOP Grant II), and to approve the increase in CSL's registered capital by issuing additional ordinary shares as a reserve for the exercise of warrants under the ESOP above.

At the Board of Directors' meeting of CSL on 10 August 2004, the Board of Directors passed a resolution to approve an interim dividend of Baht 0.15 per share totaling Baht 93.75 million.

v) **Teleinfo Media Company Limited**

On 4 March 2004, CS Loxinfo Company Limited ("CSL") acquired 26,550,583 ordinary shares and 17,353,601 ordinary shares of Teleinfo Media Company Limited ("TMC") from Shin Corporation Public Company Limited and SingTel Interactive Private Limited, respectively at Baht 11.53 per share, representing a total shareholding of 63.25% (Note 12).

The change in status of CSL from subsidiary to associate meant that TMC, which is a joint venture of CSL, ceased to be a joint venture of the Group as of April 2004.

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2004 were as follows: (Continued)

Joint Venture

vi) **Lao Telecommunications Company Limited**

At the shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 22 January 2004, a resolution was passed to approve a dividend payment of USD 4.0 million to the shareholders with respect to the operations of LTC for 2003.

The following amounts represent the Group's share of 49% of the assets, liabilities and revenues of LTC and are included in the consolidated balance sheets as at 30 September 2004 and 31 December 2003 and the consolidated income statements for the nine-month periods ended 30 September 2004 and 2003.

	Consolidated	
	30 September 2004 Baht '000	31 December 2003 Baht '000
Balance sheets		
Current assets	272,379	267,576
Non - current assets	1,134,484	778,533
Current liabilities	(288,387)	(84,536)
Non - current liabilities	(21,463)	(878)
Net assets	1,097,013	960,695

	Consolidated	
	30 September 2004 Baht '000	30 September 2003 Baht '000
Income statements for the nine-month periods ended 30 September		
Total revenues	471,593	400,121
Net profit	215,136	181,753

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 15c).

Capital expenditure commitments

As at 30 September 2004, The Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements is USD 16.8 million.

SHIN SATELLITE

6 **Investments - equity method** (Continued)

f) Net liabilities in subsidiaries

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited ("SBI") amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million) (see Note 15 d and 13 g). The Company reported net liabilities in subsidiaries by using the equity method in the Company financial statements. Accordingly, the Company has equity accounted for the full net deficit of SBI at 30 September 2004 to reflect the extent of its obligations (Note 9).

The movements in these net liabilities in subsidiaries in the company financial statements for the nine-month period ended 30 September 2004 are as follows:

	Company 30 September 2004 Baht '000
For the nine-month period ended 30 September 2004	
Opening net book value	(544,939)
Unrealised gains on dilution of investment in a subsidiary (Note 6e (iv))	376,225
Share of net profit from investments - equity method	42,326
Closing net book value	(126,388)

Carrying value of net liabilities in subsidiaries is as follow:

	Company - 30 September 2004 (Baht Million)					
Subsidiaries	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investments**	**At equity**	**Dividend**
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,073.68)	(126.39)	-

	Company - 31 December 2003 (Baht Million)					
Subsidiaries	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investments**	**At equity**	**Dividend**
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,492.23)	(544.94)	-

7 **Long-term investment - other**

	Consolidated		Company	
	30 September 2004 Baht'000	**31 December 2003 Baht'000**	**30 September 2004 Baht'000**	**31 December 2003 Baht'000**
General investments comprise:				
Fixed deposits	-	12,507	-	-

As at 31 December 2003, Baht 12.5 million of fixed deposits was pledged as collateral for bank guarantees, arising in the ordinary course of business.

SHIN SATELLITE

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2004				
Opening net book value	17,104,474	4,771,262	98,161	248,955
Additions	2,463,801	-	14,416	2,722
Increase from investment in a joint venture, net (Note 12)	54,928	-	3,532	439,175
Decrease from change in status from a subsidiary to an associate (Note 6e (iv))	(271,762)	(114,126)	(8,854)	(491,930)
Disposals, net	(69)	-	-	-
Write-off, net	(39,229)	-	-	1,454
Transfers, net	84,524	-	2,419	-
Reclassifications, net	(2,967)	-	(6,801)	9,768
Depreciation/amortisation charges	(389,798)	(544,643)	(16,330)	(7,694)
Foreign currency translation adjustment	105,448	-	1,834	7,911
Closing net book value	19,109,350	4,112,493	88,377	210,361
As at 30 September 2004				
Cost	20,941,743	10,595,425	631,739	235,475
Less Accumulated depreciation/amortisation	(1,832,393)	(6,482,932)	(543,362)	(25,114)
Net book value	19,109,350	4,112,493	88,377	210,361

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2004				
Opening net book value	14,105,127	4,645,626	35,457	2,168
Additions	1,620,297	-	7,918	2,722
Write-off, net	(8,446)	-	-	-
Transfer, net	102,906	-	-	-
Reclassification	(3,047)	-	(6,801)	9,848
Depreciation/amortisation charges	(169,357)	(533,133)	(10,067)	(1,548)
Closing net book value	15,647,480	4,112,493	26,507	13,190
As at 30 September 2004				
Cost	16,575,570	10,595,425	532,920	25,716
Less Accumulated depreciation/amortisation	(928,090)	(6,482,932)	(506,413)	(12,526)
Net book value	15,647,480	4,112,493	26,507	13,190

Borrowing costs for the nine-month period ended 30 September 2004 of Baht 317 million (2003: Baht 491 million) arising on financing specifically entered into for assets under construction, were capitalised during the period.

8 **Capital expenditure and commitments** (Continued)

As at 30 September 2004, property and equipment included a project in progress of Baht 14,952 million (31 December 2003: Baht 13,337 million) relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR-1 satellite at the beginning of 2005 (Note 16). According to the concession agreement made with the Ministry of Information Communication and Technology ("MICT"), the Company must transfer its ownership of the iPSTAR-1 satellite to MICT on the date of completion of construction and installation.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,437 million (31 December 2003: Baht 2,170 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028. See Note 15b.

In the first quarter of 2003, Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. MICT, the legal owner of Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account" with restricted terms of release, such that the Company will be eligible to use the proceeds only for reimbursement of expenditures relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3 satellite and such use of the proceeds will be limited to the maximum of the actual expenditures and is subject to the consent of MICT. On 11 October 2004, the Company and MICT entered into the Escrow Agreement.

During this quarter, due to spacecraft power maintenance, Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of the eclipse. Currently, the Company and an independent consultant are in the process of evaluating the impact of the above events on the remaining life of Thaicom 3 satellite. The accounting remaining useful life of Thaicom 3 satellite is 6.7 years. These financial statements do not recognise the result of the evaluation of the estimated useful life.

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

	Consolidated		Company	
	30 September 2004 Currency '000	31 December 2003 Currency '000	30 September 2004 Currency '000	31 December 2003 Currency '000
US Dollars	76,608	100,421	57,056	86,080
Norwegian Kroner	7,220	3,800	7,220	3,800
AUD Dollars	208	-	-	-

9 **Borrowings**

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Current	3,761,765	2,481,368	3,193,202	2,106,932
Non-current	12,447,210	11,888,624	10,613,554	10,159,406
Total borrowings	16,208,975	14,369,992	13,806,756	12,266,338

9 **Borrowings** (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2004		
Opening net book value	14,369,992	12,266,338
Proceeds from short-term borrowings	3,002,122	2,463,122
Proceeds from long-term borrowings, net of financial expenses	1,395,346	984,970
Increase from investment in a joint venture, net (Note 12)	915	-
Change in status from accounts payable - property and equipment to loans	162,894	-
Decrease from change in status from subsidiary to associate (Note 6e (iv))	(564,159)	-
Repayments of short-term borrowings	(2,491,820)	(2,472,718)
Repayments of long-term borrowings	(300,584)	(12,438)
Amortisation of discounted bills of exchange	16,928	16,928
Unrealised loss on exchange rate	555,935	555,223
Realised loss on exchange rate	9,596	9,596
Foreign currency translation adjustment	56,075	-
Others	(4,265)	(4,265)
Closing net book value	16,208,975	13,806,756

Credit facilities

As at 30 September 2004, available credit facilities for loans from local and overseas banks are Baht 717.02 million and USD 89.7 million (31 December 2003 : Baht 1,237.5 million and USD 121.8 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises 3 agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and have fixed rates. The Company is required to pay commitment fee in respect of the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal are repayable semi-annually, with the first installment due in November 2004.

10 Share capital and premium on share capital

	For the nine-month period ended 30 September 2004			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Increase during the period (Before decrease in par value)	411	4,114	6,891	11,005
Increase during the period (After decrease in par value)	1,059	5,295	1,504	6,799
Decrease in par value	437,912	-	-	-
Closing balance	876,882	4,384,409	2,198,395	6,582,804

The Company's registered share capital as at 30 September 2004 comprised 1,113.7 million ordinary shares (31 December 2003: 550 million shares) of Baht 5 each (31 December 2003: Baht 10 each). 876.9 million ordinary shares are fully paid-up (31 December 2003: 437.5 million ordinary shares).

On 5 July 2004, the Company filed an application to issue an additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

Eight million warrants (ESOP Grant I), equivalent to 1.83% of the Company's total paid-up share capital as at 13 November 2001 (before dilution), were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit (1 warrant: 1 ordinary share). The warrants are in registered form and are non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

At the shareholders' Annual General Meeting on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants (ESOP Grant II), or the equivalent of 1.01% of the Company's total paid-up share capital as at 26 February 2003 (before dilution), to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 30 May 2003, the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted-average closing price of shares for 30 days before 28 April 2003. One-third of an individual's allocated warrants may be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and third exercises, respectively, after the warrants are issued until they have expired.

At the ordinary shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve a decrease in the Company's authorised ordinary share capital by way of canceling authorised shares that have not been issued and paid-up, totaling 100,099,900 shares at a par value of Baht 10 each, amounting to Baht 1,000,999,000. After the reduction, the remaining authorised share capital of the Company will be 449,900,100 ordinary shares or Baht 4,499,001,000.

The meeting also passed a resolution to approve the issue of additional ordinary shares from 449,900,100 shares to 899,800,200 shares from a decrease in the par value of the shares from Baht 10 per share to Baht 5 per share. The change in par value does not affect the amount of registered, issued and paid-up share capital. The number of issued and non-exercised warrants of 11,988,700 units with 1 warrant: 1 ordinary share was changed to 1 warrant: 2 ordinary shares for ESOP Grant I and II.

The meeting also passed a resolution to approve an increase in the Company's authorised share capital from Baht 4,499,001,000 to Baht 5,568,472,000 by issuing 213,894,200 additional ordinary shares at a par value of Baht 5 per share, totaling Baht 1,069,471,000. No more than 208,000,000 of the additional ordinary shares are to be allocated for public sale and to support warrants to be issued to its directors, employees and advisors (ESOP Grant III), as discussed below.

SHIN SATELLITE

10 **Share capital and premium on share capital** *(Continued)*

At the shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve the issuance and allocation of 5,894,200 warrants (Grant III) (equivalent to 2,947,100 warrants before changing the par value to Baht 5 per share), equivalent to 0.67% of the Company's total paid-up share capital as at 24 February 2004 (before dilution) 1 warrant : 1 ordinary share to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 31 May 2004, the warrants were granted to directors and employees at Baht nil per unit. The exercise price is Baht 14.225 per unit, which was the weighted average closing price of shares for 30 days before 22 April 2004. One-third of an individual's warrants can be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and third exercises, respectively, after the warrants are issued until they have expired.

Movements in the number of warrants outstanding are as follows:

	For the nine-month period ended 30 September2004 ('000 units)									
	ESOP - Grant I			ESOP - Grant II			ESOP - Grant III			
	Directors	Employees	Total	Directors	Employees	Total	Directors	Employees	Total	Grand Total
Opening balance	4,129	3,840	7,969	2,790	1,610	4,400	-	-	-	12,369
Issued during the period	-	-	-	-	-	-	1,754	4,140	5,894	5,894
Exercised during the period	-	(381)	(381)	(412)	(118)	(530)	-	-	-	(911)
Closing balance	4,129	3,459	7,588	2,378	1,492	3,870	1,754	4,140	5,894	17,352

The cancellation of authorised shares, the halving of the par value of the shares and the increase in the number of ordinary shares were registered with the Ministry of Commerce on 17 May 2004.

On 7 January 2004 and 4 February 2004, the Company registered additional issued and paid-up share capital in order to support 30,600 units and 380,800 units of warrants issued to directors and employees (ESOP) at Baht 26.75 per share for ESOP Grant I, totaling 411,400 ordinary shares (1 warrant: 1 ordinary share). In addition, on 4 June 2004, 5 August 2004 and 3 September 2004, the Company registered additional issued and paid-up share capital in order to support 67,000, 35,600 and 426,900 units of warrants issued to directors and employees (ESOP), totaling 1,059,000 ordinary shares at Baht 6.42 per share for ESOP Grant II (1 warrant: 2 ordinary shares). Total proceeds from the increase in share capital are Baht 17.8 million, the issued and paid-up share capital increased from Baht 4,375 million to Baht 4,384 million, and share premium increased from Baht 2,190 million to Baht 2,198 million.

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

11 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2004 and 2003:

	Notes	Consolidated 30 September 2004 Baht '000	Consolidated 30 September 2003 Baht '000	Company 30 September 2004 Baht '000	Company 30 September 2003 Baht '000
Net profit for the period		535,497	818,204	535,497	818,204
Adjustments for:					
Allowance for doubtful accounts		81,504	68,531	61,716	29,077
Reversal of allowance for doubtful accounts		412	(38,435)	-	(20,973)
Write-off of withholding tax		1,569	8,041	1,569	6,598
Provision for defective stock		669	6,391	(203)	2,808
Write-off of defective stock		5,431	6,456	5,431	6,456
Write-off of property and equipment		14,267	3,688	-	578
Write-off of deferred charges		-	3,273	-	3,273
Depreciation of property and equipment	8	389,798	353,902	169,357	149,106
Amortisation of property and equipment under concession agreements	8	544,643	564,910	533,133	532,607
Amortisation of deferred charges	8	16,330	26,536	10,067	19,409
Amortisation of intangible assets	8	7,694	5,732	1,548	-
Amortisation of discounted bills of exchange	9	16,928	23,843	16,928	23,843
Gain on dilution of investment		-	(6,395)	-	-
Loss (gain) on sales of property and equipment		3,759	3,250	4,164	(264)
Unrealised gain on exchange rate		(255,256)	(99,489)	(242,878)	(32,905)
Realised loss (gain) on exchange rate		146,852	(24,560)	146,852	(24,623)
Minority interests		30,961	35,846	-	-
Share of net results from investments - equity method	6 b, f	(80,034)	(379)	(232,414)	(260,810)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(257,675)	(68,775)	(156,404)	(78,411)
- amounts due from related parties		(10,884)	(19)	2,166	(5,082)
- inventories		7,867	(220,752)	20,902	(209,714)
- other current assets		(129,343)	129,432	(60,886)	125,567
- other non-current assets		(94,891)	66,490	(90,465)	-
- trade accounts payable and accrued expenses		558,444	(362,388)	357,529	(436,105)
- amounts due to related parties		(3,618)	(8,822)	3,278	(3,471)
- unearned income and advances from customers		168,155	6,081	122,358	(37,611)
- other current liabilities		(37,990)	21,761	(87,037)	27,945
- other non-current liabilities		(2,331)	(30,457)	(4,730)	19,922
Cash generated from operations		1,658,758	1,291,896	1,117,478	655,424

12 Investment in a joint venture of CS Loxinfo Public Company Limited

Teleinfo Media Company Limited

On 4 March 2004, CS Loxinfo Public Company Limited ("CSL") acquired 43.90 million ordinary shares of Teleinfo Media Company Limited ("TMC") at Baht 11.53 per share (representing a 63.25% shareholding) from Shin Corporation Public Company Limited and SingTel InterActive Private Limited.

63.25% of the net fair value of TMC's assets and liabilities on the date of acquisition can be summarised as follows:

	Net book value Baht '000	Fair value adjustment Baht '000	Net fair value Baht '000
Cash and cash equivalents	65,692	-	65,692
Trade accounts receivable and accrued income, net	75,918	-	75,918
Amount due from related party	2,251	-	2,251
Inventories	74,808	-	74,808
Other current assets	3,064	-	3,064
Property and equipment, net (Note 8)	59,433	(4,505)	54,928
Intangible assets, net (Note 8)	3,532	-	3,532
Other non-current assets	4,195	-	4,195
Trade accounts payable	(6,216)	-	(6,216)
Amount due to related party	(1,011)	-	(1,011)
Unearned income and advance from customers	(178,819)	-	(178,819)
Accrued expenses	(21,169)	-	(21,169)
Other current liabilities	(7,277)	-	(7,277)
Financial leases liabilities (Note 9)	(915)	-	(915)
Other non-current liabilities	(753)	-	(753)
Fair value of net assets acquired			68,228
Total purchase consideration, net			507,403
Goodwill (Note 8)			439,175
Net cash outflow on acquisition of a joint venture, net of cash of the joint venture			(441,711)

Goodwill recognised on the investment in TMC of Baht 439.18 million is presented as an intangible asset in the consolidated balance sheet (Note 8) and is amortised using the straight-line method over its estimated useful life of 12 years.

13 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.47% (31 December 2003: 51.53%) of the Company's shares. Transactions with Shin and companies within the Shin group, such as subsidiaries, associates, joint ventures, key management personnel and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or the Shinawatra family, or a major shareholder, are recognised as related party transactions of the Group.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties for the three-month and nine-month periods ended 30 September 2004 and 2003 as follows:

a) Revenues

	Consolidated		Company	
For the three-month periods ended	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**
Parent company				
Sales and services income	5	182	-	-
Subsidiaries				
Sales and services income	-	-	11,301	17,087
Other income	-	-	6,564	5,643
Associates				
Sales and services income	20,546	-	19,457	-
Other income	2,423	-	2,423	-
Joint venture				
Sales and services income	5,760	2,209	11,294	4,330
Related parties under common control				
Sales and services income	30,912	35,844	27,377	27,384

	Consolidated		Company	
For the nine-month periods ended	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**
Parent company				
Sales and services income	251	469	-	-
Subsidiaries				
Sales and services income	-	-	38,450	46,303
Other income	-	-	21,176	19,244
Associates				
Sales and services income	35,184	-	33,557	-
Other income	4,842	-	4,846	-
Joint venture				
Sales and services income	9,913	6,642	19,434	13,023
Related parties under common control				
Sales and services income	103,913	103,428	80,804	83,608

13 Related party transactions (Continued)

b) Expenses

	Consolidated		Company	
For the three-month periods ended	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**
Parent company				
Selling and administrative expenses	10,256	9,099	9,975	8,775
Subsidiaries				
Purchases of goods and services	-	-	463	3,739
Selling and administrative expenses	-	-	28	1,628
Associates				
Purchases of goods and services	6,953	-	6,966	-
Selling and administrative expenses	292	-	239	-
Joint venture				
Purchases of goods and services	3,905	322	7,658	631
Selling and administrative expenses	-	30	-	58
Related parties under common control				
Purchases of goods and services	2,046	17,295	2,015	1,943
Selling and administrative expenses	3,129	4,744	2,769	2,102
Other related party				
Payments for work in progress	14,652	15,525	14,652	15,525

	Consolidated		Company	
For the nine-month periods ended	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**	**30 September 2004 Baht '000**	**30 September 2003 Baht '000**
Parent company				
Selling and administrative expenses	29,660	27,795	28,076	26,577
Interest expense	-	1,181	-	-
Subsidiaries				
Purchases of goods and services	-	-	5,095	14,430
Selling and administrative expenses	-	-	28	2,705
Associates				
Purchases of goods and services	11,539	-	11,574	-
Selling and administrative expenses	1,831	-	562	-
Joint venture				
Purchases of goods and services	3,905	322	7,658	631
Selling and administrative expenses	-	30	-	58
Related parties under common control				
Purchases of goods and services	27,516	62,918	6,060	5,783
Selling and administrative expenses	12,123	14,223	6,694	7,393
Other related party				
Payments for work in progress	45,756	41,848	45,756	41,848

13 **Related party transactions** (Continued)

c) **Outstanding balance arising from sales/purchases of goods/services and expenses**

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	-	130	-	-
Subsidiaries	-	-	23,949	5,749
Associates	5,973	11	4,743	-
Joint venture	6,261	924	12,275	1,812
Related parties under common control	2,857	12,732	-	3,451
Total trade accounts receivable - related parties	15,091	13,797	40,967	11,012
Accrued income - related parties				
Subsidiaries	-	-	2,315	17,632
Associates	9,434	-	9,179	-
Joint venture	-	62	-	121
Related parties under common control	8,957	6,489	8,539	5,690
Total accrued income - related parties	18,391	6,551	20,033	23,443
Total trade accounts receivable and accrued income - related parties	33,482	20,348	61,000	34,455
Amounts due from related parties				
Subsidiaries	-	-	6,119	21,493
Associates	12,996	-	12,990	-
Joint venture	111	-	218	-
Total amounts due from related parties	13,107	-	19,327	21,493
Other current assets - related parties				
Subsidiaries	-	-	1,184	4
Related parties under common control	1,740	1,740	1,375	1,375
Total other current assets - related parties	1,740	1,740	2,559	1,379
Other non-current assets - related parties				
Related parties under common control	60	4,274	-	-
Trade accounts payable - related parties				
Parent company	37	258	-	-
Subsidiaries	-	-	32	42,164
Associates	51,020	-	48,016	-
Related parties under common control	898	15,705	690	515
Total trade accounts payable - related parties	51,955	15,963	48,738	42,679
Accounts payable - property and equipment				
Other related party	10,417	4,967	10,417	4,967
Amounts due to related parties				
Parent company	9,989	13,065	9,975	12,980
Subsidiaries	-	-	9,231	7,409
Related parties under common control	101	3,068	101	3,049
Total amounts due to related parties	10,090	16,133	19,307	23,438

SHIN SATELLITE

13 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Accrued expenses - related parties				
Parent company	-	2	-	-
Associates	408	-	408	-
Related parties under common control	207	1,319	207	177
Total accrued expenses - related parties	615	1,321	615	177
Advance from customers - related parties				
Associates	100	-	-	-
Joint venture	275	-	540	-
Total advance from customers - related parties	375	-	540	-
Other liabilities to related parties				
Joint venture	27	27	54	54

d) Short-term loans and advances to related parties

	Consolidated		Company	
	30 September 2004 Baht '000	31 December 2003 Baht '000	30 September 2004 Baht '000	31 December 2003 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	73,987	7,351
Advances to related parties				
Subsidiaries	-	-	-	10,681
Total short-term loans and advances to related parties	-	-	73,987	18,032

The short-term loans to subsidiaries bear interest at the rate of 3.58-3.74% per annum (31 December 2003: 3.59% per annum) and are repayable at call.

The advances to subsidiaries are non-interest bearing and are repayable at call (31 December 2003: non-interest bearing).

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2004		
Opening balance	-	18,032
Loans and advances during the period	108	69,210
Repayment of loans and advances during the period	(108)	(15,827)
Unrealised gain on exchange rate	-	2,485
Realised gain on exchange rate	-	87
Closing balance	-	73,987

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

13 Related party transactions (Continued)

e) Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited, a major shareholder, issued warrants, which are in registered form and non-transferable, to directors which are management of the Company. The terms of the warrants do not exceed 5 years and there is no offer price, as detailed below:

	Issued date	Issued (million units)	Percentage of total paid-up share capital (Before dilution)	Exercise price (Baht/unit)	Exercise period	
					First	Last
ESOP – Grant I	27 March 2002	29.00	0.99	17.704	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	13.597	31 May 2004	30 April 2008
ESOP – Grant III	31 May 2004	13.66	0.46	36.214	31 May 2005	30 May 2009

On 13 August 2004, the Board of Directors' meeting of Shin Corporation Public Limited ("Shin") approved the declaration of an interim dividend, which the amount paid is greater 50% of net profit after tax. Consequently, it affects the exercise ratio and exercise price. Therefore, Shin changed the exercise ratio and exercise price of warrants grant I, II and III as detailed below, with effective on 25 August 2004 onwards.

	Exercise ratio (unit)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP – Grant I	1 : 1	1.0054 : 1	17.80	17.704
ESOP – Grant II	1 : 1	1.0054 : 1	13.67	13.597
ESOP – Grant III	1 : 1	1.0054 : 1	36.41	36.214

f) Directors' remuneration

For the nine-month period ended 30 September 2004, directors' remuneration was Baht 3.10 million (for the nine-month period ended 30 September 2003: Baht 2.89 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meeting.

g) Commitments with related parties

Guarantees

As at 30 September 2004, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million), see note 6f, and note 15d.

14 Contingencies

a) Bank guarantees and letter of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	30 September 2004 '000	31 December 2003 '000	30 September 2004 '000	31 December 2003 '000
Minimum concession fee to Ministry of Information Communication and Technology	THB	46,000	54,250	46,000	54,250
Satellite space segment leasing of customers	THB	-	3,360	-	3,360
	USD	424	429	424	429
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	EUR	-	83	-	83
ICO Gateway	THB	-	10,000	-	-
IPSTAR Gateway	USD	3,000	-	3,000	-
Standby letters of credit	USD	36,000	-	36,000	-
Letters of credit	USD	-	8,996	-	8,996
	THB	-	5,000	-	-
Others	THB	5,444	16,797	5,130	2,845
	INR	5,000	-	5,000	-

b) Assessment for withholding tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the periods from 1 April 1996 to 31 March 2003. The Company has paid an amount of Rupee 183.4 million (approximately Baht 166.9 million) for these tax assessments, under instruction from the Tax Authority, which is presented as other assets in the balance sheets. If, according to the final assessment, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest. As assessments by the Income-Tax Appellate Tribunal are ongoing, none of this amount has been released to income in this period.

Assessment for withholding tax for the period form 1 April 1996 to 31 March 1998

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the Company for the assessment for the period from 1 April 1996 to 31 March 1998.

Assessment for withholding tax for the period from 1 April 1998 to 31 March 2002

On 22 March 2004, the CIT (A) passed an order for assessment of the period from 1 April 1998 to 31 March 2002 stating that certain revenues from Indian residents are subject to additional withholding tax and directing the assessing officer to compute the tax liability. The Company has filed an appeal with the Income-Tax Appellate Tribunal with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment from revenues from Indian non-residents for the period from 1 April 1998 to 31 March 2002.

On 28 May 2004, the Company filed for a refund of Rupee 72.2 million (approximately Baht 60.7 million) with the Tax Authority in respect of this non-resident issue. To date, the Tax Authority has not commenced the income tax investigation as a result of the refund.

On 16 July 2004, as a result of errors in the filing of the withholding tax, the assessing officer raised an assessment against the Company for penalties on the withholding tax in respect of India residents for the period from 1 April 1998 to 31 March 2002. However, the Company has filed new forms to the Tax Authority to rectify the errors.

14 **Contingencies** (Continued)

b) **Assessment for withholding tax in India** (Continued)

Assessment for withholding tax for the period from 1 April 2002 to 31 March 2003

On 22 June 2004, the Company filed an appeal with the Income-Tax Appellate Tribunal for the assessment for withholding tax for the period from 1 April 2002 to 31 March 2003. Currently, CIT (A) is in the process of passing an appellate order.

Tax consultants retained by the Company have advised that in their view the outcome of the above proceedings for the assessments for withholding tax for the period from 1 April 1998 to 31 March 2003 and for the penalty proceedings should ultimately be in favour of the Company. Consequently, no provisions have been recognised in these financial statements for the above issues.

c) **Assessment for corporate income tax in Cambodia**

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for corporate income tax for the period from 1995 to 2000, not including 1996, amounting to USD 5 million (approximately Baht 215 million). CAM is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that CAM was incurring operational losses and had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Tax Department has re-audited the corporation income tax for the said periods and a tax reassessment was issued amounting to USD 2.9 million (approximately Baht 120.6 million), including penalties and surcharges. However, on 5 May 2003, CAM obtained a letter from the Ministry of Economy and Finance stating that another tax audit investigation will be performed at CAM's request; such tax audit investigation has not been commenced yet.

Currently, CAM is negotiating with the Tax Authority of Cambodia on the result of the tax reassessment. The Company has not yet recognised any provision in these interim financial statements since the tax reassessment has not been finalised.

15 **Commitments**

a) **Concession contracts**

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) **Asset transfer commitment under telephone network agreement in Cambodia**

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 8).

15 **Commitments** (Continued)

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares (Note 6). At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao PDR, without any charges. See Note 6e (vi).

d) Commitments with related parties

As set out in Note 6f and 13g, as at 30 September 2004, the Company had provided guarantees relating to the borrowings of a subsidiary amounting to Baht 806.6 million. (31 December 2003: Baht 806.6 million). In addition, the Company had issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Company Limited. Under the terms of the letter of comfort, the Company must hold their interests in their subsidiaries and cannot pledge any of their shares until the loans are fully repaid.

e) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications ("LTC") is a party to a loan agreement with the Ministry of Finance of Laos ("MoF") for DM 15 million for the procurement and installation of Phase V of a rural telecommunications network. The procurement and installation of Phase V have already been completed; however, LTC has not yet recognised the completed assets for Phase V or the related portion of the loan in these interim financial statements. LTC management has negotiated similar terms to those for Phase IV with the Government of Laos ("GoL") to reduce the loan to reflect the commercial value of Phase V assets. LTC Management are currently preparing information to support the proposed carrying value of the related assets and is of the opinion that the Government of Laos will accept LTC's proposal.

f) Concession contracts of subsidiaries

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") (formerly "The Communications Authority of Thailand") to grant CSL the right to provide satellite uplink-downlink services and Internet services for a period of 22 years, from 9 August 1994 to 8 August 2016, and to provide Internet services for customers with equipment installed in Thailand for a period of 10 years, from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Service Company Limited ("Loxserv"), a subsidiary of CSL entered into a concession agreement with CAT to grant Loxserv the right to provide Internet services for customers with their equipment installed in Thailand for a period of 10 years, from 1 April 1996 to 31 March 2006.

The ownership of all equipment installed under these concession agreements must be transferred to CAT on the date of completion of installation.

16 Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral filed a petition with the U.S. Bankruptcy Court for the Southern District of New York ("the Court") regarding the principal terms of its reorganisation plan. The Court has approved the expansion of the exclusive filing period. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on the principal terms of its reorganisation plan and submited the aforementioned reorganisation plan and Disclosure Statement to the Court. Loral expects to exit Chapter 11 under current management in the first quarter of 2005.

The Company and SS/L have finalised the amendment terms in the iPSTAR-1 satellite construction contract in respect of the delivery of iPSTAR-1 satellite, contract value and terms of payments and to continue the construction by SS/L which has been consented to by the iPSTAR lenders and must be approved by the Court in order to become effective. Currently, this is in the process of filing to the Court for its approval.

17 Dividend payment of the Company

At the shareholders' Annual General Meeting on 22 April 2004, the shareholders passed a resolution to approve a dividend payment of Baht 0.50 per share (before changing the par value to Baht 5 per share) to shareholders in respect of the Company's operations in 2003 amounting to Baht 218.92 million.

18 Legal reserve

	Consolidated		Company	
For the nine-month period ended	**30 September 2004 Baht'000**	**30 September 2003 Baht'000**	**30 September 2004 Baht'000**	**30 September 2003 Baht'000**
Opening balances	110,314	56,300	110,314	56,300
Reserve increased during the period	26,775	40,911	26,775	40,911
Closing balances	137,089	97,211	137,089	97,211

Under the Public Limited Company Act, B.E. 2535, the Company is required to set aside as a legal reserve at least 5% of its net profit after accumulated deficit brought forward (if any) until the revenue is not less than 10% of the registered capital. The legal reserve is non-distributable.